EXHIBIT T3E-1

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE MIDDLE DISTRICT OF TENNESSEE

NASHVILLE DIVISION

IN RE:	) Jointly Administered at
) Case No. 302-00979
PEN HOLDINGS, INC., et al.,	)
) Chapter 11
) Judge Lundin
Debtors.	)
)

DISCLOSURE STATEMENT TO ACCOMPANY :

JOINT PLAN OF REORGANIZATION

FILED BY THE DEBTORS, THE OFFICIAL COMMITTEE OF UNSECURED

CREDITORS FOR PEN COAL CORP. AND THE LENDER GROUP

AS CO-PROPONENTS

I. Introduction

The information in this document (“Disclosure Statement”) was prepared jointly by the Debtors, the Official Committee of the Unsecured Creditors of Pen Coal Corporation (the “Creditors’ Committee”), and Ableco Finance LLC, Wells Fargo Foothill, Inc. and Regiment Capital II, L.P. (collectively the “Lender Group”) to provide information regarding the Joint Plan of Reorganization Filed by the Debtors, the Official Committee of Unsecured Creditors for Pen Coal Corporation and the Lender Group as Co-Proponents (the “Plan”)

The Plan, which is attached as Exhibit A, has been filed in connection with the joint bankruptcy cases of the six Debtors identified below and is based on a proposal to consolidate the assets and liabilities of those six Debtors. Prior to the current Plan now before the Court, there were two separate competing plans of reorganization — one filed by the Debtors and the Creditors’ Committee and one filed by the Lender Group. In fact, you previously were sent a package of material and asked to vote on those two plans. However, prior to the Court considering the two plans, the parties reached an agreement on a consensual plan. Accordingly, the two prior plans have been consolidated into a single joint plan proposed by the Debtors, the Creditors’ Committee and the Lender Group (collectively the “Plan Proponents”).

For your convenience, in this package of material you will find along with the Disclosure Statement a Summary reflecting the major changes in the Plan compared to the prior plans that you voted on. Interested parties should review the entire Disclosure Statement, including the actual Plan attached as Exhibit A.

The information in the Disclosure Statement includes general background information, some financial history, data about the claims and other material relevant to the Plan. These disclosures are being provided to all known creditors and equity security holders to provide them with “adequate information” to make informed decisions in voting to accept or reject the Plan. Capitalized terms in the Disclosure Statement have the meaning given in the Plan.

The Debtors involved in these bankruptcy cases that will be affected by the Plan are as follows:

Pen Holdings, Inc.

Pen Coal Corporation (“Pen Coal”)

The Elk Horn Coal Corporation (“Elk Horn”)

River Marine Terminals, Inc.

Pen Land Company (“Pen Land”)

Marine Terminals Incorporated

Although the Plan affects all six of the Debtors, the Creditors’ Committee was appointed only in the bankruptcy case of Pen Coal. As set forth in more detail herein, the Plan relies upon substantive consolidation of all of the above Debtors — which has resulted in assets and liabilities of all Debtors’ being treated in a consolidated manner as if the collective group of Debtors were a single entity. The Debtors and Creditors’ Committee previously filed a motion for the substantive consolidation, and the motion has been granted by the Court. (No committee was ever appointed in any case other than Pen Coal. While the Creditors’ Committee represents the Pen Coal creditors, more than two-thirds of those creditors have claims against multiple Debtors and, accordingly, have an interest in the various bankruptcy estate.)

On August 7, 2003, the Bankruptcy Court entered an order continuing the prior hearing on confirmation of the two competing plans and rescheduling a hearing for September 30, 2003, on the new consolidated Plan as well as approval of this Disclosure Statement. Therefore, in addition to voting on the Plan, you have a right to object to the adequacy of this Disclosure Statement. The purpose of the Disclosure Statement is to assure that information is provided of a kind and in sufficient detail adequate to enable the holders of Claims against the Debtors to make an informed judgment about the Plan. However, even when the Disclosure Statement is approved by the Bankruptcy Court, it constitutes neither a guaranty of the accuracy or completeness of the information contained therein, nor an endorsement of the Plan by the Bankruptcy Court.

You are encouraged to read the entire Disclosure Statement carefully. The Plan, if confirmed by the Bankruptcy Court, will bind all holders of Claims against and Interests in the Debtors, whether or not they are entitled to vote or did vote on the Plan and whether or not they receive or retain any distributions or property under the Plan. In particular, holders of Impaired Claims who are entitled to vote on the Plan are encouraged to read the Disclosure Statement, the Plan and all exhibits carefully and in their entirety before voting to accept or to reject the Plan.

A. Solicitation Package and Voting

Accompanying the Disclosure Statement are copies of (i) a summary of the major differences between the Plan and the two prior competing plans that were voted upon in these cases; (ii) an order entered by the Bankruptcy Court setting the time for submitting Ballots to accept or reject the plans, the date, time and place of the hearing to consider confirmation of the Plan and related matters, and the time for filing objections to confirmation of the plans or to the adequacy of the Disclosure Statement (the “Confirmation Hearing Notice”); and (iii) for creditors whose Claims are Impaired and who are entitled to vote on the plans, one or more Ballots (and return envelopes) to be used in voting to accept or to reject each plan. If you did not receive a Ballot in your package and believe that you should have, please contact the below counsel.

IN ORDER FOR YOUR VOTE TO BE COUNTED, YOUR BALLOT MUST BE PROPERLY COMPLETED AND IN ACCORDANCE WITH THE VOTING INSTRUCTIONS ACCOMPANYING THE BALLOT AND RECEIVED NO LATER THAN SEPTEMBER 19, 2003 AT 4:00 P.M. CENTRAL STANDARD TIME (THE “VOTING DEADLINE”) BY THE BONDHOLDER COMMUNICATIONS GROUP, IN THE CASE OF THE NOTEHOLDERS, OR DEBTORS’ COUNSEL IN THE CASE OF OTHER CREDITORS.

B. Confirmation Hearing And Deadline For Objections To Confirmation

Pursuant to § 1128 of the Bankruptcy Code and Fed. R. Bank. P. 3017(c), the Bankruptcy Court has scheduled a hearing on confirmation of the Plan (the “Confirmation Hearing”) to commence on September 30, 2003, at 10 a.m. Central Standard Time, or as soon thereafter as counsel may be heard, before the Honorable Judge Keith M. Lundin, United States Bankruptcy Judge, in the United States Bankruptcy Court, Courtroom Two, 701 Broadway, Nashville, TN. The Bankruptcy Court has directed that objections, if any, to confirmation of the Plan must be filed with the clerk of the Bankruptcy Court and served so that they are RECEIVED on or before September 19, 2003, at 4:00 p.m. Central Standard Time by each of the following counsel:

Craig V. Gabbert, Jr. Harwell Howard Hyne Gabbert & Manner, P.C 315 Deaderick Street, Suite 1800 Nashville, TN 37238	William L. Norton III Boult Cummings Conners Berry PLC 414 Union Street, Suite 1600 Nashville, Tennessee 37219

Joel M. Walker Buchanan Ingersoll Professional Corporation One Oxford Centre, 20th Floor 301 Grant Street Pittsburgh, PA 15219	James M. Peck David M. Hillman Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022

Randal Mashburn Baker Donelson Bearman & Caldwell 211 Commerce Street, Suite 1000 Nashville, TN 37201	Charles Gibbs Keith Aurzada Akin Gump Struss Hauer & Feld 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201

The Confirmation Hearing may be adjourned from time to time by the Bankruptcy Court without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

C. Disclaimer of Representations

THE DISCLOSURE STATEMENT AND THE SUMMARY IS THE ONLY SET OF DOCUMENTS THE PLAN PROPONENTS HAVE SOUGHT AUTHORITY FROM THE COURT TO USE IN CONNECTION WITH THE SOLICITATION OF VOTES ACCEPTING THE PLAN. THE DISCLOSURE STATEMENT AND ALL EXHIBITS MUST BE READ FOR THE READER TO HAVE ADEQUATE INFORMATION. YOU SHOULD NOT RELY ON ANY OTHER REPRESENTATIONS OR INDUCEMENTS PROFFERED TO YOU TO SECURE YOUR ACCEPTANCE IN ARRIVING AT YOUR DECISION IN VOTING ON THE PLAN. ANY PERSON MAKING REPRESENTATIONS OR INDUCEMENTS CONCERNING ACCEPTANCE OR REJECTION OF THE PLAN SHOULD BE REPORTED TO THE PLAN PROPONENTS’ COUNSEL AT THE ADDRESSES SET FORTH AT THE END OF THIS DISCLOSURE STATEMENT AND TO THE UNITED STATES TRUSTEE.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED. THE DELIVERY OF THIS DISCLOSURE STATEMENT SHALL UNDER NO CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE THAT THIS DISCLOSURE STATEMENT AND THE MATERIALS RELIED UPON IN PREPARATION OF THIS DISCLOSURE STATEMENT WERE COMPILED. FURTHERMORE, CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL, FUTURE RESULTS.

MOST STATEMENTS AND FINANCIAL INFORMATION HEREIN ABOUT THE DEBTORS HISTORICAL PERFORMANCE WERE OBTAINED FROM PUBLICLY FILED DOCUMENTS AND INFORMATION PREPARED BY THE DEBTORS. THE LENDER GROUP AND THE UNSECURED CREDITORS’ COMMITTEE HAVE NOT TAKEN ANY INDEPENDENT ACTION TO VERIFY THE ACCURACY OR COMPLETENESS OF SUCH STATEMENTS AND INFORMATION AND EXPRESSLY DISCLAIM ANY REPRESENTATION WITH RESPECT THERETO. WHILE EVERY EFFORT HAS BEEN MADE TO PROVIDE THE MOST ACCURATE INFORMATION AVAILABLE, THE PLAN PROPONENTS ARE UNABLE TO WARRANT OR REPRESENT THAT ALL INFORMATION IN THE DISCLOSURE STATEMENT OR IN THE PLANS IS WITHOUT INACCURACY. NO KNOWN INACCURACIES ARE INTENTIONALLY INCLUDED. WHILE REASONABLE EFFORTS HAVE BEEN MADE TO INSURE THAT THE ASSUMPTIONS ARE VALID UNDER THE CIRCUMSTANCES, THE PLAN PROPONENTS DO NOT UNDERTAKE TO CERTIFY OR WARRANT THE

ABSOLUTE ACCURACY OF THE INFORMATION PROVIDED IN THIS DISCLOSURE STATEMENT.

II. Background of Debtors

A. Business Activities

Before the commencement of these bankruptcy cases, the Debtors were primarily engaged in the mining and sale of coal, selling predominantly to utility companies. The Debtors also receive royalty income from coal reserves leased to other companies. The Debtors’ coal reserves and mining operations are located in the Central Appalachian region of Eastern Kentucky and Southern West Virginia.

Pen Holdings was founded in 1971 and has engaged in several agricultural businesses, timber production, operation of a river barge fleet and real estate development since its inception. In 1980, Pen Holdings obtained four contracts to supply Taiwan Power Company (“TPC”) with coal. Pen Holdings purchased coal in the spot market to meet the terms of the agreement. To reduce the volatility of coal prices that it was paying, Pen Holdings entered into contracts with coal mining firms to provide the necessary supply to fulfill the TPC contracts beginning in 1983. Pen Holdings experienced many difficulties with these contract miners fulfilling their contractual obligations, which forced Pen Holdings to continue with spot market purchases.

In 1987, Pen Holdings purchased the Kiah Creek reserve in southern West Virginia and engaged in surface coal mining production to ensure adequate supply, reduce exposure to the spot market and improve product quality. Pen Coal, one of the Debtors and a subsidiary of Pen Holdings, conducts or has conducted mining operations in various locations through four operating divisions (Kiah Creek, Fork Creek, Levisa Fork and Bear Branch), located in Eastern Kentucky and Southern West Virginia.

Beginning in 1993, William E. Beckner, President and Chief Executive Officer of Pen Holdings, along with the executive management team of Joseph A. Davis, Jr. and Mark A. Oldham, and later Stephen G. Capelli, repositioned Pen Holdings to focus on its coal businesses. As a result, Pen Holdings exited its cotton businesses, lumber operations and barge fleet. Proceeds from the sales of these businesses were used in part to acquire additional coal reserves. The Debtors expanded their reserves through the Elk Horn, Fork Creek and Bear Branch purchases in 1994, 1997 and 1999, respectively.

In 1994, Pen Holdings acquired Elk Horn and Elk Horn’s properties in Eastern Kentucky through its purchase of all of the outstanding capital stock of Elk Horn for $71 million in cash. This acquisition made Pen Holdings one of the largest private owners of coal reserves in the Central Appalachian region.

Before the bankruptcy cases, Pen Holdings controlled the mineral rights to approximately 200 million tons of coal reserves, of which approximately 100 million tons are owned in fee. Prior to the commencement of the Debtors’ Chapter 11 cases on January 24, 2002, the Debtors had 530 “full-time equivalent” employees, 25 of whom were corporate headquarters personnel. The remaining personnel worked at the Debtors’ mining operations.

B. Prepetition Financing and Other Events Leading to the Commencement of the Debtors’ Bankruptcy Cases

1. Cheyenne Litigation. In September 1998, a judgment of approximately $9.5 million (plus prejudgment interest of approximately $5 million) was entered against some of the Debtors and in favor of Cheyenne Resources, Inc. and its wholly-owned subsidiary, PC&H Construction, Inc. (collectively, “Cheyenne”). This lawsuit involved a coal lease that was entered into by Elk Horn prior to the Company’s purchase of Elk Horn (the “Cheyenne Litigation”). The judgment was backed by Reliance Insurance Company (later assumed by Travelers Insurance Company (“Travelers”) which in turn was partially secured by a $4 million letter of credit (the “Letter of Credit”). Following the decision of the Kentucky Court of Appeals to affirm the judgment in February 2000, the judgment became final when the Kentucky Supreme Court decided not to review the decision in February 2001.

2. Original Credit Facility. On March 15, 2001, Pen Holdings and certain of its subsidiaries entered into a forbearance agreement with its then secured lender Mellon Bank, N.A. (“Mellon”) as agent under a credit facility (the “Credit Facility”) and for itself, CIBC, Inc., and AmSouth Bank (collectively, the “Original Lenders”). The forbearance agreement was necessary as a result of the occurrence of certain potential or actual events of default occurring under the Credit Facility which arose as a result of the Cheyenne Litigation.

Pen Holdings, the Original Lenders and Travelers also entered into a Tri-Party Forbearance Agreement. When the Cheyenne Litigation became final and non-appealable, the plaintiff in the Cheyenne Litigation was entitled to draw against the judgment bond in the amount of $14.5 million on or after March 16, 2001. Travelers, in turn, was entitled to draw on the Letter of Credit. Thereafter, Pen Holdings, the Original Lenders and Travelers entered into a series of similar agreements relating to forbearance.

3. Sale/Leaseback to Penn Virginia. On June 4, 2001, Elk Horn sold the coal and related real estate interests, rights and other assets commonly referred to as the “Fork Creek Properties” to Penn Virginia Coal Company (“Penn Virginia”) for an aggregate purchase price of $33 million in cash. Penn Virginia is not a related party to or an affiliate of the Debtors or their principal shareholder. Pen Land Company leased back the mineral rights from Penn Virginia and then contracted with Pen Coal to mine such property. The proceeds from the sale of coal from the Fork Creek Properties was used to invest in the mining operations at the Fork Creek Coal Properties and in its other mining businesses, subject to paying specified royalties to and complying with other terms and conditions of the lease by and between Pen Land and Penn Virginia.

4. Amended and Restated Credit Facility. The Lender Group and Pen Holdings executed a “Second Amended and Restated Credit Agreement,” dated as of May 31, 2001, together with certain other loan and security agreements (as amended, collectively the “Credit Facility”), pursuant to which the Lender Group provided Pen Holdings with revolving loans in the aggregate maximum amount of $15 million and term loans in the aggregate maximum amount of $32 million. The Lender Group had purchased the outstanding indebtedness from the Original Lenders under the Original Credit Facility, including an assignment of the Original Lenders’ rights relating to the collateral securing such debt. To secure payment of the indebtedness owing under the Original Credit Facility, Pen Holdings had granted to the predecessor of Lender Group a valid, perfected and first priority lien on substantially all of Pen Holdings’ assets. Marine Terminals, River Marine, Elk Horn, Pen Coal and Pen Land each executed suretyship agreements, pursuant to which they, among other things, unconditionally guaranteed the payment of all amounts due and owing by Pen Holdings to the Lender Group under the Credit Facility (the “Surety Agreements”). The obligations under the Surety Agreements were secured by liens in favor of the Lender Group on substantially all of the respective assets of Marine Terminals, River Marine, Elk Horn, Pen Coal and Pen Land. Some of the liens dated back to 1998, and some were obtained as late as 2001. As of November 30, 2001, Pen Holdings entered into the First Amendment to the Restated Credit Facility (“First Amendment), which amended certain of the terms of the Credit Facility.

A deadline for any attack on the validity or enforceability of the liens held by the Lender Group has passed pursuant to a series of agreed orders. The Creditors’ Committee reviewed various possible actions to attack the liens prior to the deadline. However, the Creditors’ Committee decided against any such action, primarily because the Creditors’ Committee held the opinion that there was no basis for a wholesale attack on all of the liens and that any piecemeal attack would have no substantive benefit, even if successful, in light of the overall extent to which the Lender Group was oversecured.

There was previously a dispute over the indebtedness outstanding under the Credit Facility (as amended). The Debtors and Committee contended that the Lender Group Claim could be as low as approximately $20 million while the Lender Group contended the debt was in excess of $33 million. A variety of factors contributed to the wide range of claim amounts in dispute, including such issues as application of adequate protection payments, calculation of post-petition interest, the payment or incurrence of certain pre-petition and post-petition fees, and the proper amount of professional fees allowable. The Debtors and the Committee filed a lawsuit against the Lender Group to seek a Court determination on several issues relating to the outstanding amount of the debt owed to the Lender Group. A settlement has now been reached that results in the allowance of the Lender Group claim at $26,750,000, plus an additional amount that would only be paid under certain very limited circumstances and which is described in more detail in the treatment of the Class 2 Claim herein.

5. Indenture Problems. On December 19, 2001, Pen Holdings announced that it did not make its regularly scheduled interest payment to the holders of its 9 7/8% Senior Notes due in 2008 (the “Notes”) by December 17, 2001. This interest payment was due under terms of the Indenture dated as of June 8, 1998 (the “Indenture”), which relates to the Notes. The Indenture provided a 45-day grace period in which the Debtors were required to make the regularly scheduled interest payment. The Debtors also announced that their failure to make such payment within the 45-day grace period would cause an Event of Default to occur under the Indenture at the end of the grace period.

6. Marine Terminals Sale. Pen Holdings, through its subsidiary, Marine Terminals, owned a one-third general partnership interest in International Marine Terminals, an ocean marine loading facility located in Louisiana. On January 24, 2002, the partnership interest was sold. In the transaction, Pen Holdings paid the purchaser $1.9 million and the purchaser assumed its one-third share (approximately $13.3 million) of the partnership debt of approximately $40 million. That sale resulted in the release to the Debtors of an escrow account, held as security for that partnership debt, resulting in a positive cash infusion of approximately $9 million.

7. Chapter 11 Filing. Because of various financial problems relating to the Restated Credit Facility and the Notes, as well as other factors, including the Debtors’ inability to consummate a sale of all of the Debtors’ assets, the Debtors determined that filing for protection under Chapter 11 of the Bankruptcy Code was in the best interests of the Debtors and its creditors. Therefore, on January 24, 2002 (the “Petition Date”), each of the Debtors filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Middle District of Tennessee (the “Court”).

III. The Debtors’ Chapter 11 Cases

A. Overview of Chapter 11

Chapter 11 of Title 11 of the United States Code (“Chapter 11”) contains the general reorganization provisions of the Bankruptcy Code. Corporations or other entities such as the Debtors may voluntarily commence a case under Chapter 11 for the purposes of reorganizing or restructuring their financial affairs (including their debt and equity capitalization). Upon the commencement of a Chapter 11 case, an estate consisting of generally all of the property interests of the Chapter 11 “debtor” is created, and an automatic stay goes into effect that generally stops creditors and all other parties from taking action outside of the bankruptcy court against the debtor or its estate. The United States Trustee, a federal official, typically appoints a committee of unsecured creditors to serve as a “watch dog” to protect the general interests of unsecured creditors in a Chapter 11 case.

Often in Chapter 11 cases, debtors attempt to negotiate with representatives of key interested parties (such as secured creditors) or groups (unsecured creditors and shareholders) to develop a Plan that will provide the treatment of claims (in the case of creditors) and interests (in the case of shareholders). During a 120 day “exclusive period” after the commencement of the case, which may be shortened or lengthened by the court, only a debtor may propose a plan of reorganization for confirmation by the bankruptcy court. After the expiration of the “exclusive period,” any party in interest may propose such a plan, including a plan that calls for the liquidation of the debtor company. This period expired and the Lender Group filed a plan that competed with one filed by the Committee and Debtors. As indicated previously, those parties have now agreed upon a single consensual Plan.

B. Debtors’ Estates

(1) Case Administration

On January 24, 2002, each of the Debtors filed a voluntary petition, initiating these Chapter 11 cases. Immediately thereafter the Debtors obtained Court permission to employ various professionals to represent and assist them in the Chapter 11 cases; principally Buchanan Ingersoll, P.C. and Harwell Howard Hyne Gabbert & Manner, P.C. as their general Chapter 11 co-counsel and Ernst & Young, Corporate Finance, LLC (“EYCF”) as their financial advisor.

On February 5, 2002, the Office of the United States Trustee appointed the Creditors’ Committee. On or about March 4, 2002, the Court granted the Creditors’ Committee authority to employ Akin Gump Strauss Hauer & Feld, LLP and Baker Donelson Bearman & Caldwell as their co-counsel in the Chapter 11 Cases.

On February 25, 2002, the Debtors filed their Statements of Financial Affairs and Schedules of Assets and Liabilities (collectively, the “Schedules”). Each of the six Debtors filed separate schedules in its respective bankruptcy case. On or about January 25, 2002, the Court entered an Order for Joint Administration of the Cases, which provides only for each of the Debtors’ cases to be administered jointly and the Debtors’ bankruptcy estates to be treated as debtors-in-possession with separate assets and liabilities and not for any substantive consolidation.

As of the Petition Date, the Debtors owed certain prepetition obligations, including wages, withholding taxes, employee reimbursements, employee vacation and other employee benefits to various employees. The Debtors requested the Court’s authority to satisfy the prepetition employee obligations. On January 25, 2002, the Court entered an order authorizing the Debtors to pay certain prepetition obligations to the employees.

The Debtors deemed certain of their prepetition vendors, including certain contract miners and truckers, to be critical to their ongoing operations (the “Critical Vendors”). Accordingly, the Debtors filed a Motion for Order Authorizing the Debtors to Pay Prepetition Claims of Certain Critical Vendors and Authorizing and Directing Financial Institutions to Honor and Process Check and Transfers in Connection Therewith (the “Critical Vendor Motion”), asserting that the payment of the pre-petition claims of the Critical Vendors would ensure that the Debtors would continue to receive essential services without interruption and thereby preserve the Debtors’ going concern value to the greatest extent possible. On or about January 31, 2002, the Court entered an order approving the Critical Vendor Motion.

On March 25, 2002, the Debtors filed their Motion to Approve Key Employee Retention Plan and Severance Plan (the “KERP Motion”). On May 17, 2002, an Agreed Order was entered resolving objections to the Motion and approving retention bonuses and severance payments to the Debtors’ “key” employees and certain senior executives. An issue exists as to the amounts of retention bonuses to be paid to the senior executives under the Agreed Order.

(2) Summary of Debtors’ Assets.

As explained below, certain of the Debtors’ assets have already been sold. The remaining assets are primarily cash, accounts receivable and Elk Horn’s real estate interests. A liquidation analysis is attached showing the views of the Plan Proponents as to the result of a liquidation in a Chapter 7 setting. Based upon the estimates in that analysis, the range of liquidation values of the combined Debtors’ assets would appear to be from approximately $5.3 million to approximately $18,6 million. See Exhibit B. Also, the Plan Proponents have analyzed the going concern value of the reorganized business. There has been a disagreement over such value, with the Lender Group asserting in connection with its prior plan that the value could be as low as about $32 million, and the Debtors and Creditors’ Committee asserting in connection with their prior plan that the value could be as high as about $58 million. After extensive depositions of expert witnesses, the value still remains unclear but the Plan Proponents do not believe it is necessary to have a determination on this matter in order to confirm the Plan. The Plan Proponents are satisfied that, regardless of the going concern value within the $30 million to $60 million range, the Plan provides for unsecured creditors to receive more than they would receive in a liquidation and that the cash flow from the business operations will support the payments required under the Plan.

(3) Sale of Real Estate Interests

Three major real estate interests have already been sold. They include:

(a) Center Court. This property was owned by Pen Holdings and was the main corporate office located at 5110 Maryland Way, Brentwood, Tenn. By Order entered October 24, 2002, the building was sold to Boyle-Fort Worth, L.P. for $5,250,000. Approximately $3,739,931 was paid to Prudential in full satisfaction of its secured claim and the remaining proceeds were retained by the Debtors.

(b) Fork Creek Properties. These assets included mining equipment, inventory, licenses, and mining rights held by Pen Coal and Pen Land Co. as discussed in Article II.B above. By Order entered October 23, 2002, the assets, including certain railroad rebates owed by CSX payable over time, were sold to Penn Virginia Operating Co. for a purchase price of $4.76 million, which was paid to the Lender Group in partial satisfaction of its secured claim.

(c) River Division. These assets include mining equipment, inventory, licenses and mining rights originating from Wayne, Lincoln and Mingo Counties in West Virginia and Martin and Lawrence Counties in Kentucky. By Order entered November 26, 2002, the Court approved the cash sale of these assets to Argus Energy, LLC for $11 million. Additionally, the Order approved the sale of all coal inventory on hand as of the Closing Date for a price per ton set by the Order. The net proceeds of $10,601,472 were paid to the Lender Group in partial satisfaction of its secured claim.

(4) Remaining Real Estate

Elk Horn Property. The remaining assets include leases and the coal reserves owned by Elk Horn on its properties in the Central Appalachian region in Eastern Kentucky. The highest offer known to the plan proponents for these assets as of the date of this Combined Disclosure Statement was an offer from Penn Virginia for $39 million set forth in a Letter of Intent dated November 14, 2002. However, that Letter of Intent expired November 29, 2002, and Penn Virginia has not been willing to renew the offer at a level close to the $39 million range.

The Elk Horn assets include approximately 142,000 non-contiguous surface acres of coal bearing lands in Eastern Kentucky, most of which are owned in fee. Based on the Debtors’ reserve studies, these properties contain approximately 78 million reserve tons of coal and approximately 41 million resource tons of coal, for a total of approximately 119 million tons of coal. For purposes of the studies on the New Elk Horn coal, the 78 million “reserve” tons include coal that could be economically extracted or produced considering environmental, legal and technological constraints and that meet certain criteria for reserve reliability. Of the 78 million of reserve tons of coal, approximately 37 million tons are subject to current leases to third parties. For purposes of the studies on the New Elk Horn coal, the 41 million tons of “resource” coal includes coal whose location, rank, quantity and quality are known or estimated but are not classified as “reserve” coal due to economic or other mining related questions or because there is inadequate data be placed into the reserve category. Of the coal categorized as “resource” coal, approximately 11 million tons are subject to leases to third parties.

(5) Cash Collateral

Since the Petition Date, the Debtors have operated their businesses under a series of orders authorizing the Debtors to use proceeds from the sale of inventory and the collection of accounts and rents (“Cash Collateral”) to fund and preserve their business operations. The Lender Group has an interest in the Cash Collateral because the Restated Credit Facility grants the Lender Group a valid, perfected first priority security interest in and lien on substantially all of the Debtors’ assets.

(6) Payments to Lender Group

As of the date of this Combined Disclosure Statement, the Lender Group has received partial payments in the amount of approximately $18.5 million, consisting of the proceeds from the sale of the Fork Creek Property ($4.76 million), the proceeds from the sale of the River Division ($10.6 million), and $3.2 million proceeds from a tax refund payment. In addition, through July 31, 2003, the Lender Group received approximately $3.5 million in interim payments during the bankruptcy. The application of all such payments and the effect on the Allowed Claim of the Lender Group remained subject to Court determination under the applicable orders. However, this matter is being resolved by the agreed upon amount of the Lender Group claim as set forth in the treatment of the Class 2 Claim.

(7) Litigation

The Debtors have been parties to a variety of litigation during the pendency of the bankruptcy cases. The four that have been the most hotly contested but that ultimately resulted in settlements are as follows:

(a) Pen Coal Corporation v. American Electric Power Co., Inc. and its Subsidiaries

A substantial dispute existed between the Debtors and American Electric Power Co., In. (“AEP”) over certain coal supply contracts. AEP asserted $15 million in pre-bankruptcy damages and another $55 million from damages arising out of the rejection by the Debtors of the contracts to supply AEP coal at set prices. AEP also contended that the Debtors owed about $2.2 million for coal delivered after the bankruptcy that would constitute an administrative claim. The Debtors contended that it had various valid defenses to these claims and asserted that AEP owed more than $5 million to the Debtors for coal that was delivered but not paid. A settlement has been reached whereby the Debtors will receive $800,000 from funds currently held in an escrow account, and AEP will make no further payment for money allegedly owed to the

Debtors and will make no claim against the bankruptcy estates. The settlement has been approved by the Court.

(b) Pen Coal Corporation v. The Dayton Power and Light Company

A dispute somewhat similar to the AEP matter also resulted in litigation between the Debtors and The Dayton Power and Light Company (“Dayton Power”) over two coal supply agreements. The Court has approved a settlement of this dispute by which, among other things, Dayton Power agreed to pay the Debtors $1,045,750 and the Debtors agreed to terminate the coal supply agreements. These funds have already been collected.

(c) Pen Holdings v. The Detroit Edison Company

A third major coal supply contract dispute resulted in litigation between the Debtors and the Detroit Edison Company (“Detroit Edison”). The Court has approved a settlement of that matter by which, inter alia, Detroit Edison agreed to pay the Debtors $650,000 and the Debtors agreed to terminate the applicable coal supply agreement. These funds have already been collected.

(d) Pen Land Company v. Penn Virginia Operating Co., LLC

Prior to the Petition Date, Penn Virginia Operating Co., LLC (“Penn Virginia”) entered into a lease agreement (the “Penn Virginia Lease”) with Pen Land Company (“Pen Land”) for the lease of approximately 27,900 acres situated in Boone, Kanawha and Lincoln Counties, West Virginia (the “Fork Creek Properties”), as well as the right to mine coal at said locations. During the bankruptcy, there were various disputes that arose, including motions by Penn Virginia to compel assumption or rejection of the contract, to require payment of administrative rent and for relief from the automatic stay. These matters were generally resolved through an agreed order that ultimately resulted in the rejection of the Penn Virginia Lease and the sale of certain equipment and related assets located at the Fork Creek Properties. Penn Virginia still asserts an unsecured claim between $3 million and $4 million.

(e) Litigation against Lender Group

As noted earlier, the Debtors and the Creditors’ Committee filed a lawsuit against the Lender Group, seeking to recover certain payments made to the Lender Group and asking for a court determination of the amount of the Lender Group’s claim. That matter is now being resolved through the Plan as a part of the agreed upon treatment of the Lender Group’s Class 2 Claim. After confirmation of the Plan, the lawsuit will be dismissed inasmuch as it pertains to the Lender Group’s claims. The Lender Group’s counterclaims against certain of the Debtors’ officers and directors are still pending.

(8) Other Assets

Although the real estate interests have been the subject of much of the attention during the bankruptcy proceedings, the Debtors own other assets. Those assets include certain accounts receivable, tax and other refunds, claims, personal property, and potential avoidance actions. Some of the larger assets are as follows: (1) an account receivable of $300,000 owed by

International Marine Terminals to Marine Terminals and Pen Holdings; (2) an account receivable of $480,000 owed by Duke Energy to Pen Coal; (3) a $950,000 claim belonging to Elk Horn and against the State of Kentucky, relating to the Cheyenne Litigation; and (4) potential refunds of federal excise taxes paid by Pen Coal and Elk Horn in the approximate amount of $1.4 million.

IV. Substantive Consolidation

Substantive consolidation is a judicially created doctrine of equitable relief to be applied within the discretion of the presiding judge in accordance with the particular facts and circumstances of a case. Through substantive consolidation, a court allows the parties to disregard the separateness of related legal entities, resulting in a merging of assets and liabilities of two or more entities.

The consolidation of all of the assets in one entity creates a single source from which all of the claims against the consolidated debtors are satisfied. The unsecured creditors become joint creditors, and they share equally in the consolidated bankruptcy estate’s assets. Substantive consolidation also eliminates duplicate claims against related debtors and intercompany claims of the debtor companies.

The Bankruptcy Court has now approved a motion substantively consolidating the Debtors’ cases, and the Plan provides for the consolidation process to be executed in a certain manner. To obtain maximum tax and other benefits, this shall be accomplished in several steps. First, all Debtors other than Pen Holdings shall be substantively consolidated into Elk Horn, with Pen Holdings being the sole shareholder and being jointly and severally liable with Elk Horn for all claims against the Debtors. Elk Horn shall be restructured as New Elk Horn, a limited liability company whose sole member is Pen Holdings. Pen Holdings shall transfer the membership interest in New Elk Horn to holders of Class 5B claims in satisfaction of Pen Holdings’ obligations to such claimants. Accordingly, the Class 5B claim holders shall become the owners of New Elk Horn. As a part of this process, and after this restructuring has been completed, (a) all Intercompany Claims shall be cancelled and disallowed and no distribution shall be made on account thereof; (b) all guarantees of any of the Debtors of payment, performance or collection of obligations of any of the other Debtors shall be eliminated and cancelled; (c) any obligation of the Debtors and all guarantees thereof executed by other Debtors shall be treated as a single obligation and such guarantees shall be deemed a single Claim against New Elk Horn, with the liability of Pen Holdings having been extinguished by the transfer of the membership interest in New Elk Horn to the holders of Class 5B claims; (d) all joint obligations of the Debtors, and all multiple Claims against such entities on account of any obligations, including joint obligations, shall be treated and allowed only as a single Claim against the consolidated New Elk Horn; and (e) each Claim filed in the Bankruptcy Cases shall be deemed (i) filed against the consolidated New Elk Horn and (ii) a single obligation of the consolidated New Elk Horn. All of the stock of the Debtors, other than Pen Holdings, shall be merged into Elk Horn and then converted into a membership interest in New Elk Horn before such membership interest is then transferred to the Class 5B claim holders. New Elk Horn shall become the sole beneficial owner of all of the Debtors’ Assets as of the Confirmation Date, subject to the liens set forth in the Plan. On or before the date the Chapter 11 Cases are closed, Pen Holdings shall be dissolved.

V. Claims Against the Bankruptcy Estates

Because the Court has approved the substantive consolidation motion, the claims have been analyzed on a consolidated basis — treating all claims as if they are claims against a single consolidated bankruptcy estate and removing any duplication in the claims.

The Debtors’ Statements and Schedules reflected approximately $35 million of potential unsecured claims, excluding the debt to Noteholders. Of that amount, about $21 million was scheduled as contingent, unliquidated or disputed. Accordingly, a little under $14 million of non-Noteholder unsecured debt was scheduled in a manner that would result in the claims being allowed without the creditor needing to file a claim. When the Noteholder claims of approximately $106 million are added, the total amount of unsecured claims that were considered undisputed by the Debtors on the Petition Date was approximately $120 million.

The actual unsecured claims that were filed totaled almost $318 million — nearly $200 million above the undisputed claims scheduled by the Debtors. However, of the $318 million, of filed unsecured claims, almost $175 million arose out of three large claims that involve special circumstances. First, AEP and its affiliates filed prepetition claims totaling nearly $52 million. As a result of a settlement with AEP, those claims are being eliminated in their entirety. Second, William Beckner, president of the Debtors, and his wife filed claims approaching $50 million arising out of contingent claims pursuant to subrogation rights in the event he is called upon to satisfy guarantees related to reclamation bonds and other similar indemnity arrangements. All but approximately $2.4 million of these contingent obligations either have been resolved through the sale of the River Division and Fork Creek assets in which other parties undertook the liability. Finally, Penn Virginia filed claims for approximately $73 million relating to a lease tied to the Fork Creek property. However, the claims have been amended, and Penn Virginia acknowledges that the total claim will not exceed approximately $3.8 million.

After taking into account the likely reductions to the filed claims arising out of the AEP, Beckner and Penn Virginia matters, the total potential unsecured claims would appear to be just under $150 million. The difference between the roughly $120 million that the Debtors initially considered as undisputed and the $150 million of filed claims is accounted for as follows, using approximate numbers:

$12.3 million of filed claims that were not scheduled at all

$14.4 million of filed claims that were scheduled as disputed, contingent or unliquidated

$2.1 million of claims where filed amount exceeds scheduled amount.

$1.0 million of filed claims that were scheduled as $0 or “Notice Only.”

In addition to the claims that are reflected in the above analysis, there are a number of claims where the creditor did not list any amount whatsoever but instead indicated that the amount is “unknown” or gave some other vague description without a numerical amount.

It should also be noted that there are three possible “insider” claims other than the claims filed by William Beckner. These include claims of roughly $200,000 each filed by Steve

Capelli, Mark Oldham and Joey Davis who were employees of the Debtors when their claims arose. It is anticipated that these claims will be rendered moot as a result of the Key Employee Retention Plan.

In summary, it is estimated that the potential unsecured pool could be as much as $150 million, excluding the “unknown” amounts, or as little as $120 million if every disputed claim were to be disallowed and no amounts are added for “unknown” claims. In any event, the $150 million number has been used as a figure believed to be on the high side of the potential unsecured creditor pool. However, the number could be considerably lower if the Debtors are successful in objecting to many of the disputed claims. It may be considerably higher if there are significant allowable claims included in the filings by creditors who failed to list any amount that they are asserting. For the present time, the $150 million number is believed to be a reasonable estimate for use in the liquidation analysis and other purposes in this Disclosure Statement.

VI. Classification of Claims and Treatment of Claims

The Plan divides Claims against and Interests in the Debtors into various classes in accordance with the provisions of the Bankruptcy Code. Administrative expenses and priority claims, secured debt, unsecured claims and ownership interests are each assigned to separate classes under the Plan. A claim will receive a distribution under the Plan only if it is an Allowed Claim, and then only to the extent that Allowed Claims in legally superior classes have been paid in full or are being paid or treated in accordance with the provisions of the Plan. Allowed Claims in a given class will be paid Pro Rata if there are not sufficient funds to pay all such Allowed Claims in that class in full.

The Plan classifies the Claims against, and the Equity Interests in, the Debtors as set forth below. The amount of claims in each class are estimates of the amount of claims that will ultimately be Allowed, but no determination has been made of the exact amounts at this time. In the case, of the Class 2 claim, the amount is based upon an agreed upon figure that resulted from extensive negotiations between the Debtors and Creditors’ Committee and the Lender Group

Class 1	Allowed Administrative Expense Claims:	$7-8 million*
Class 2	Lender Group Secured Claim:	$26.75 million**
Class 3	Other Secured Claims:	None Expected
Class 4	Allowed Priority Claims:	Less than $100,000
Class 5	Allowed General Unsecured Claims :	$150 million
Class 6	Equity Interests:	No value

*	The estimate for administrative expense claims remaining at the Effective Date will vary depending what is paid in the normal course during the bankruptcy cases.
**	The settlement of the Lender Group Claim also includes an additional $4 million component that would be paid only under certain limited circumstances. See details in the description of the Class 2 treatment.

VII. Treatment of Claims

The treatment of claims is set forth in the Plan, and the terms and definitions set forth therein control. The Plan’s general treatment of particular classes of claims is set forth in this Section.

Class 1: Allowed Administrative Expense Claims.

A.	General Administrative Claims.

Each holder of an Allowed Administrative Claim (other than such Allowed Administrative Claim or portion thereof which, by its express terms, is not due or payable by the Distribution Date) shall be paid in full, but without interest, on the Distribution Date or, to the extent not yet Allowed, when such Administrative Claim becomes Allowed.

The aggregate amount of any Contested Administrative Claims as of the Distribution Date shall be segregated from the Available Cash in the Contested Administrative Claim Reserve. Contested Administrative Claims that are thereafter Allowed shall be paid from the Contested Administrative Claim Reserve. Such payment shall be made as and when authorized by a Final Order. To the extent that there remain funds in the Contested Administrative Claims Reserve after all Allowed Administrative Claims have been paid in full, such remaining funds shall be available to satisfy New Elk Horn’s obligations under the Plan.

B.	Professional Fees and Expenses.

Any Entity retained and requesting compensation pursuant to Sections 327, 328, 330, or 331 of the Bankruptcy Code shall be entitled to file an application for allowance of final compensation and reimbursement of expenses for time expended and expenses incurred from and after the Petition Date and through the Effective Date not later than the sixtieth (60th) day after the Effective Date. The aggregate amount of sums payable to the Professional Persons shall be set aside and reserved in the Professional Fee and Post-Confirmation Reserve, subject to the consideration of such applications by the Bankruptcy Court and shall be paid as and when and with respect to the amount approved by the Bankruptcy Court. To the extent that any funds remain in the Professional Fee and Post-Confirmation Reserve after the closing of the Chapter 11 Cases, such funds shall be transferred to New Elk Horn to satisfy its obligations under the Plan.

Certain Professional Persons have received retainers in conjunction with their employment. To the extent that any retainers remain after full payment of the amounts allowed to those Professional Persons by final order of the Court, such remainder (the “Retainer Reserve”) shall be transferred to New Elk Horn to satisfy its obligations under the Plan.

Class 2: Lender Group Secured Claim.

New Elk Horn will execute and deliver to the Lender Group two secured promissory notes, as described below, which will not provide for the assessment of any prepayment or defeasance charges. The promissory notes shall be secured by all assets of New Elk Horn. The terms of the promissory notes, the related security documents and intercreditor terms existing between the Lender Group and the holders of Class 5B Claims shall be set forth in detailed loan documents (“Senior Debt Loan Documents”) to be filed with the Bankruptcy Court not less than 10 days prior to the Confirmation Hearing. Although the detailed terms shall be set forth in the Senior Debt Loan Documents and the indebtedness shall be governed by such documentation, the principal terms of the two secured promissory notes (“Senior Notes”) shall include the following:

Senior Note A. The Lender Group shall receive a term note, in the original principal amount of $26,750,000, maturing 10 years after the Effective Date (“Senior Note A”). Senior Note A shall accrue interest at the rate of prime plus 2.5% per annum, subject to a minimum rate of 6.5% and a maximum rate of 10%. Payment of principal and interest on Senior Note A shall be paid pursuant to the Cash Flow Distribution Procedure as described in Section 5.2.07 below. Senior Note A shall have a minimum annual payment of $3.5 million. The failure to pay the minimum annual payment shall constitute an event of default under the Senior Debt Loan Documents, and no payments shall be paid to the holders of Class 5B Claims after the occurrence of such event of default and applicable cure period, if any.

Senior Note B. The Lenders shall also receive a second term note, in the original principal amount of $4 million (“Senior Note B”) payable on the Maturity Event (as defined below). Senior Note B shall accrue interest at the rate of prime plus 2.5% per annum, subject to a minimum rate of 6.5% and a maximum rate of 10%. Interest shall accrue but shall not be payable on Senior Note B until the Maturity Event (as defined below). The principal and interest on Senior Note B shall be due and payable upon the occurrence of the following: (i) the filing of a bankruptcy case by or against New Elk Horn and (ii) the filing of a plan of reorganization in that case that fails to provide either: (a) all claims relating to Senior Note A are to be paid in full in cash by the effective date of such plan or (b) full reinstatement of all outstanding Claims of the Lender Group (the “Maturity Event”). If Senior Note A is paid in full before the occurrence of the Maturity Event, Senior Note B will be deemed satisfied. Senior Note B will be structured as a fully enforceable instrument and in a manner that will limit exposure to cancellation of indebtedness income.

Class 2 is Impaired under the Plan.

Class 3: Other Secured Claims

Class 3 shall include Petroleum Products, Inc., to the extent it is determined to have an Allowed Secured Claim, as well as any other Creditor that the Court determines to have an Allowed Secured Claim, other than a Class 2 Claim. Such holder of such Allowed Secured Claim in Class 3 shall receive: deferred cash payments equal to the Allowed Amount of its Claim, plus interest at the rate of 6.5% per annum. Such payments shall be made in 120 equal monthly payments of principal and interest, with the first payment to be made 60 days after the Effective Date and continuing on a monthly basis thereafter. Alternatively, the Debtors (or the Reorganized Debtors if after the Effective Date) may, at their option, return the Collateral securing the Secured Claim to the holder of such Secured Claim. The holders of Allowed Secured Claims that receive cash payments under this section shall retain their lien on their Collateral until the Allowed Secured Claim is paid in full.

Class 3 is Impaired under the Plan.

Class 4: Allowed Priority Claims.

Each holder of an Allowed Priority Claim shall be paid in full on the Distribution Date.

The aggregate amount of any Contested Priority Claims as of the Distribution Date shall be segregated from the Available Cash in the Contested Priority Claim Reserve. Contested Priority Claims that are thereafter Allowed shall be paid from the Contested Priority Claim Reserve. Such payment shall be made as and when authorized by a Final Order. To the extent that there remain funds in the Contested Priority Claims Reserve after all Allowed Priority Claims have been paid in full, such remaining funds shall be available to satisfy New Elk Horn’s obligations under the Plan.

Class 4 is Impaired under the Plan.

Class 5A: Allowed General Unsecured Claims Under $10,000

Each holder of an Allowed General Unsecured Claim in an amount of $10,000 or less, as well as each holder of an Allowed Unsecured Claim in an amount more than $10,000 that agrees to reduce such claim to $10,000, shall be paid an amount equal to 20 percent of such Claim or such reduced Claim, whichever is less, within 180 days of the Effective Date, unless the holder of such Claim opts, in writing, to receive the treatment set forth for holders of Class 5B claims. To exercise the option of treatment as a Class 5B claimant for voting as well as distribution purposes, such claimant must give written notice of the exercise of such option at the time of voting on the Plan. To exercise the option of treatment as a Class 5B claimant for distribution purposes, such claimant must give notice in writing within 30 days of the Effective Date.

Class 5A is Impaired under the Plan.

Class 5B: Allowed General Unsecured Claims Over $10,000

Each holder of an Allowed General Unsecured Claim greater than $10,000 and each holder of a Class 5A Claim opting for treatment under Class 5B shall receive a right to payment, after payment of Class 4 Allowed Priority Claims in full, equal to its pro rata portion of a promissory note in the amount of $20 million (“Subordinated Note A”), which shall be unsecured. Subordinated Note A shall mature ten years from January 1, 2004, and the holders of Subordinated Note A shall be entitled to receive interest only payments on a semi-annual basis with an interest rate of 6.5% per annum beginning on such date. On a semi-annual basis, holders of Subordinated Note A shall receive cash interest payments calculated on the outstanding principal of Subordinated Note A. However, for an initial period of time, to be described more fully in the New Indenture, the interest payments or portions thereof may be deferred and added to the principal of Subordinated Note A until there is sufficient cash flow to make full payments. The total payments on Subordinated Note A shall not exceed $1.5 million annually unless the funds are derived from Excess Cash and paid pursuant to Section 5.2.07 below.

Each holder of an Allowed General Unsecured Claim in Class 5B shall also receive its pro rata share of an additional promissory note in the amount of $10 million (“Subordinated Note B”), which shall be unsecured. Subordinated Note B shall mature ten years from January 1, 2004, and accrue interest at the rate of 6.5% per annum beginning on such date. All unpaid interest shall be added to the principal of Subordinated Note B pursuant to the terms of the New Indenture. No payments shall be made on Subordinated Note B except out of Excess Cash and pursuant to Section 5.2.07.

No payment shall be made to holders of Subordinated Note A or Subordinated Note B (“Subordinated Notes”) after the occurrence of an event of default and applicable cure period, if any, arising out of the failure of the Reorganized Debtor to make the minimum $3.5 million annual payment owed to the Lender Group. Further, the Subordinated Notes shall be governed by subordination provisions in the New Indenture which subordinates certain rights of the Subordinated Notes to the rights of the Senior Notes.

The holders of Allowed General Unsecured Claims shall also receive their pro rata ownership of 100% of the New Elk Horn Membership Interests pursuant to the process set forth in Article VIII of the Plan. The Reorganized Debtor shall establish reasonable procedures for keeping track of any subsequent transfers of these ownership interests by the holders of such interests.

Class 5B is Impaired under the Plan.

Class 6: Equity Interests.

Class 6 Equity Interests are Impaired under the Plan. The holders of such Interests shall not receive any Distribution or other property under the Plan on account of such Equity Interests and such Equity Interests shall be cancelled and deemed worthless as of the Confirmation Date. Holders of Equity Interests are deemed to have rejected the Plan and will not be entitled to vote on the Plan. All instruments evidencing Equity Interests shall be deemed cancelled and shall be null and void for all purposes.

Class 6 is Impaired under the Plan.

VIII. Cash Flow Distribution Procedure

For purposes of payments to the Lender Group in Class 2 and the holders of Class 5B Claims, distributions shall be made in a particular order from the revenues generated by New Elk Horn. Generally, this distribution mechanism requires annual cash flow to be used in the following priority: (a) minimum $3.5 million to Senior Note A, (b) certain permitted operating expenses, capital expenditures, cash deposits made to restricted accounts to support Elk Horn’s insurance needs and cash to build up New Elk Horn’s minimum cash reserve balances to a maximum of $2 million, (c) an additional payment to Senior Note A that ranges from $400,000 in the first year following the Effective Date to $700,000 beginning in the fourth year, (d) $1.5 million (interest and/or principal) to the Subordinated Notes held by holders of Class 5B Claims, and (e) Excess Cash, if any, divided 80% to Lender Group and 20% to holders of Class 5B Claims. For an initial period of time, as described in the New Indenture, the Class 5B distribution may be deferred but no Excess Cash shall be distributed until all Class 5B distributions are current. The details of this distribution shall be set forth in the Senior Debt Loan Documents and New Indenture, which shall be filed with the Court at least 10 days prior to the Confirmation Hearing. The description in this paragraph is a general summary only, and the actual terms shall be governed exclusively by the Senior Loan Documents and New Indenture.

IX. Subordination of the Notes Issued to Holders of Class 5B Claims1

The notes to be distributed to holders of Class 5B Claims will be subject to subordination provisions contained in the New Indenture. These subordination provisions provide, among other things, that all Subordinated Debt (the debt evidenced by the Subordinated Notes), including, without limitation, all payments on account of the Subordinated Debt, shall be subject, subordinate, and junior, in right of payment and exercise of remedies, to the extent and in the manner set forth herein, to the prior payment in full of the Senior Debt (the debt evidenced by the Senior Notes). Holders of the Subordinated Notes will not ask, demand, sue for, take or receive, directly or indirectly, from New Elk Horn in cash or other property, by set-off, or in any other manner, payment of, or security for, any or all of the Subordinated Debt unless and until the Senior Debt shall have been paid in full; provided, however, that holders of the Subordinated Notes may receive, and New Elk Horn may make payments on account of the Subordinated Debt only on the terms set forth in the Subordinated Notes and the Financing Agreement (a “Permitted Payment”), provided further, however, that at the time of making such payment and immediately after giving effect thereto, no Event of Default or event which, with the giving of notice or the lapse of time or both, would constitute an Event of Default, shall have occurred. Elk Horn will not make any payment in respect of any of the Subordinated Debt, or take any other action, in contravention of these subordination provisions. In no event shall any such Permitted Payment exceed, on an annual basis, $1.5 million plus 20% of the Excess Cash Flow Prepayment Amount as set forth in the Senior Debt Loan Documents and the New Indenture.

[1]	All capitalized terms in this section, not otherwise defined, shall have the meaning given such terms in the appropriate sections of New Indenture.

Additionally, in the event of any payment or distribution of assets of New Elk Horn, or its successors and assigns, of any kind or character, whether in cash, property, or securities, through a dissolution, winding up, liquidation, arrangement or reorganization relating to New Elk Horn, its successors and/or assigns, whether in any bankruptcy, insolvency proceeding, arrangement, reorganization or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of New Elk Horn, its successors and/or assigns, whether voluntary or involuntary, all amounts owing on account of the Senior Debt shall first be paid in full before any payment on the Subordinated Debt is made. In any proceeding referred to in this paragraph of this commenced by or against New Elk Horn, until such time as the Senior Debt has been paid in full,:

(a) Holders of the Subordinated Notes shall assign their respective claims to Lenders for all purposes, including but not limited to voting and claim distribution purposes.

(b) Holders of the Subordinated Notes shall not object or otherwise interfere with any motion to sell, use or otherwise dispose the Lenders’ collateral and shall not file any such motion.

(c) Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion filed by Lenders for relief from automatic stay with respect to their collateral and shall not file any such motion.

(d) Holders of the Subordinated Notes shall not oppose or otherwise interfere with the confirmation of any plan filed by Lenders and shall not propose any plan.

(e) Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion by Lenders to convert or dismiss the bankruptcy case and shall not file any such motion.

(f) Holders of the Subordinated Notes shall not oppose or otherwise interfere with any motion by Lenders to appoint a trustee or an examiner and shall not file any such motion.

(g) Holders of the Subordinated Notes shall not oppose any motion to seek post-petition financing from the Lenders under section 364 of the Code.

(h) Holders of the Subordinated Notes shall not object to the allowance of Lenders’ claim.

(i) Holders of the Subordinated Notes shall not seek to subordinate or recharacterize the Lenders’ claim.

(j) Holders of the Subordinated Notes shall not commence any avoidance action against the Lenders.

(k) Any Subordinated Debt payment to which such Holders of the Subordinated Notes would be entitled (but for the provisions hereof) shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, debtor in possession, disbursing agent or other liquidating agent making such payment or distribution directly to the Lenders for application to the payment of the Senior Debt until all of the Senior Debt shall have been paid in full.

(l) Holders of the Subordinated Notes shall designate the Lenders as their assignee to receive any distributions payable to the Subordinated Creditors in connection with a subsequent bankruptcy.

(m) Holders of the Subordinated Notes shall not serve on any official or un-official committee.

(n) Holders of the Subordinated Notes shall not permit any of its professionals to seek compensation from the bankruptcy estate.

The foregoing is intended as a non-exhaustive summary of certain subordination provisions. The subordination of the Subordinated Debt will be governed exclusively by the terms of the New Indenture. The subordination described herein affects the rights of Class 5B Claimants in their role as holders of Subordinated Debt but not their rights as members of New Elk Horn.

X. Executory Contracts, Permits & Bond Obligations

Under the Plans, the Reorganized Debtor will continue to operate the existing Elk Horn business and accordingly will assume all Executory Contracts that are needed to continue this operation. This will include the assumption of certain bonded obligations that are currently bonded by Travelers Casualty and Surety Company of America (“Travelers”) and other similar sureties and the curing of any defaults related to those bonded obligations (“the Bonded Obligations”)

Except as otherwise provided herein, or in any contract, instrument, lease, release or other agreement or document entered into in connection with the Plan, each of the Executory Contracts to which the Debtors are a party shall be assumed by the Reorganized Debtor as of the Effective Date, unless, prior to the Effective Date, such Executory Contract (a) has already been assumed, rejected or terminated by the Debtors, (b) shall have expired or terminated pursuant to its own terms, or (c) a motion to reject such Executory Contract has been filed in the Bankruptcy Court and is pending. The Confirmation Order shall constitute an order of the Bankruptcy Court approving the assumptions described herein, pursuant to Section 365 of the Bankruptcy Code, as of the Effective Date, and approving the cure and assumptions of all agreements listed on Exhibit C hereto.

If the rejection of an Executory Contract pursuant to the terms above gives rise to a Claim by the other party or parties to such contract or lease, such Claims shall be forever barred and shall not be enforceable against the Debtors, unless a proof of claim is filed with the Bankruptcy Court and served upon counsel for the Debtors within thirty days after the Effective Date or such other date as prescribed by the Bankruptcy Court.

The Debtors and entities related to the Debtors currently hold permits for coal mining and related activities issued by the Kentucky Department for Surface Mining Reclamation and

Enforcement and other regulatory agencies. The obligations under those regulatory approvals are supported by surety bonds (the “Bonded Obligations”) issued by Travelers Insurance Co. (“Travelers”). An agreement has been reached with Travelers regarding the continuation of the bonding arrangement with certain modifications in the existing contracts. In order to maintain the bonding arrangement with Travelers to cover the reclamation activities on favorable terms, the agreement requires that New Elk Horn assume the existing Bonded Obligations of the Debtors relating to reclamation as well as certain workers’ compensation and federal black lung bonds. The principal elements of the agreement include the initial posting of a $250,000 letter of credit and other collateral added over time until it reaches 50 percent of the exposure under the Bonded Obligations. The details of the agreement with Travelers are set forth in documentation to be filed with the Bankruptcy Court at least 10 days prior to the Confirmation Hearing. Accordingly, the Bonded Obligations issued by Travelers will be assumed by New Elk Horn upon the terms set forth in such documentation to be filed with the Bankruptcy Court.

The Plan Proponents believe that the Reorganized Debtor will be eligible to receive the transferred permits pursuant to Kentucky laws and regulations.

XI. Risk Factors

The Plan is based on the continued operation of Elk Horn. There are certain risks associated with the continuation of any business. In this case, the Plan is dependent on certain assumptions about coal prices, production of coal on the Elk Horn properties and relationships with lessees of Elk Horn. There can be no guarantee that the Reorganized Debtor will perform in accordance with those assumptions. However, the Plan Proponents believe that appropriate steps have been take to minimize those risks. Most importantly, the Plan involves a business with a history of more than 25 years with a relatively stable revenue base. Although various other operations of the Debtors have undergone serious problems in the past, the underlying business that will comprise the Reorganized Debtor has been the part of the Debtors’ operations that has been most stable and served as a primary source of revenue for years.

XII. Limitation of Liability for Plan Proponents and Professionals

Each plan includes provisions limiting the liability of the proponents of the Plan and the various attorneys, accountants, financial advisors and other professionals involved in the cases on behalf of the Plan Proponents (but not the Debtors’ officers and directors). The limitation on liability covers actions occurring during the bankruptcy proceedings and in implementation of the particular plan that may be confirmed. However, the Plan expressly excludes from such limitation any willful misconduct or fraud.

XIII. Means of Implementation of the Plan

The Plan is premised upon the substantive consolidation of the Debtors as set forth earlier in this Disclosure Statement, the restructuring of Elk Horn and its continued operations through New Elk Horn. The Lender Group has a first lien on virtually all of the assets of the specific Debtors and will have an allowed claim as set forth in the treatment of the Class 2 Claim. The Plan is based upon the use of cash flow from the operations of New Elk Horn to pay off the debt to the Lender Group over time while also making certain limited payments to the Allowed Unsecured Creditor Claims from those revenues.

In order to provide capacity to obtain reclamation bonds and potential trade credit that may be necessary for the effective reorganization of New Elk Horn, it is appropriate to provide New Elk Horn with the ability to incur liens securing performance bonds and similar instruments for trade credit in the ordinary course of business. This is provided for under the New Indenture. New Elk Horn will be provided with authority to create such secured indebtedness pursuant to the Plan.

The Plan requires a balloon payment at the end of 10 years for outstanding debt owed at that time to the Lender Group as well as any outstanding amounts owed on Subordinated Note A and Subordinated Note B. Depending on the performance of the Reorganized Debtor in the interim, there could be an outstanding balance owed to the Lender Group at the end of 10 years as well as the full amount of principal owed on Subordinated Notes A and B. The Plan Proponents believe that New Elk Horn will have sufficient means to satisfy these obligations through either a sale of assets or a refinancing of the debt.

XIV. Indenture Trustee Matters

A significant number of the Class 5B unsecured creditors are parties that held Notes totaling approximately $100 million in principal amount prior to the bankruptcy filing and who were governed by an indenture agreement governing their relationship with the Indenture Trustee. Several provisions in the Plan address matters specific to those creditors.

On the Effective Date, the Indenture with respect to the Notes previously held by the Noteholders will be cancelled and the Trustee shall have no continuing obligations under the Indenture. The New Indenture will be established for the payment of Class 5B claims. Notwithstanding such cancellation, the provisions of the Indenture governing the relationships of the holders of the Notes and the Trustee, including those provisions relating to distributions, the Trustee’s rights to payment, liens on property to be distributed to holders of such Notes, and the Trustee’s rights to indemnity, if any, will not be affected by the confirmation of the Plan.

Nothing in the Plan affects the Trustee’s rights pursuant to the Indenture to assert liens on any distributions due to the Noteholders under the New Indenture or to secure payment of such fees and expenses. If the Trustee does not serve as the New Indenture Trustee with respect to distributions to the holders of the Allowed Class 5B claims, then the funds distributed to New Indenture Trustee will be subject to the lien of the Trustee as provided under the Indenture.

The Notes will be cancelled on the Effective Date and the Reorganized Debtor shall be authorized to deliver to the Noteholders a letter of transmittal for surrender of the Notes.

Each Note underlying the Noteholders’ Class 5B Claims shall be surrendered in accordance with the instructions to be provided by the Reorganized Debtor as promptly as practicable following the Effective Date. Such instructions shall specify that cancellation of the Notes will be effected, and the risk of loss and title thereto shall pass, only upon compliance with such instructions. All such surrendered Notes shall be deemed canceled.

If any holder of an Allowed Claim evidenced by instruments, securities, or other documentation canceled herein, fails to surrender such instrument, security or other documentation or comply with the provisions of this section of the Plan within one year after the Effective Date, its Claim for a distribution under the Plan on account of such instrument, security, or other documentation shall be discharged, and such holder shall be forever barred from asserting such Claim against the Reorganized Debtor or its property. In such case, any property held on account of such Claim shall be disposed of as undelivered and no further distributions shall be required.

Except as otherwise provided in a Final Order of the Court, the transferees of Claims that are transferred pursuant to Bankruptcy Rule 3001 on or prior to the Record Date will be treated as the holders of those Claims for all purposes, notwithstanding that any period provided by Bankruptcy Rule 3001 for objecting to the transfer may not have expired by the Record Date. The Reorganized Debtor shall have no obligation to recognize any transfer of any Claim occurring after the Record Date. In making any distribution with respect to any Claim, the Reorganized Debtor shall be entitled instead to recognize and deal with, for all purposes hereunder, only the Entity that is listed on the proof of claim filed with respect thereto or on the Debtors’ schedules as the holder thereof as of the close of business on the Record Date and upon such other evidence or record of transfer or assignment that are known to the Debtors as of the Record Date. The New Indenture Trustee and Reorganized Debtor shall establish reasonable procedures for keeping track of transfers made after the Effective Date by holders of rights under Note A and Note B.

XV. Conditions Precedent to Effective Date

Unless waived by the Plan Proponents, the following are conditions precedent to the Effective Date:

(a)	the Confirmation Order shall become a Final Order; and

(b)	there shall be sufficient Cash to satisfy in full all Administrative Claims (including the funding of the Contested Administrative Claims Reserve).

XVI. Acceptance and Confirmation

To confirm the Plan, the Bankruptcy Code requires that the Bankruptcy Court make a series of determinations concerning the Plan, including (a) that the Plan has classified creditor and shareholder interests in a permissible manner; (b) that the contents of the Plan comply with the requirements of Chapter 11 of the Bankruptcy Code; (c) that the Plan has been proposed in good faith; and (d) that the disclosures concerning the Plan have been adequate and have included information concerning all payments made or promised in connection with the Plan and the Chapter 11 proceedings. The Plan Proponents contend that all of these conditions have been met for each plan.

The Bankruptcy Code also requires that a plan be feasible and that confirmation of a plan be in the “best interests” of all creditors. The “best interests” test requires that the Bankruptcy Court find that the plan provides each member of each impaired class of claims a recovery which has a present value at least equal to the present value of the distribution which each such person would receive if the Debtors were liquidated under Chapter 7 of the Bankruptcy Code.

If a plan is not confirmed, the Cases may be converted to a case under Chapter 7 of the Bankruptcy Code, in which a trustee would be appointed to liquidate the Debtors’ remaining assets for distribution to the Debtors’ creditors in accordance with the priorities established by the Bankruptcy Code. If the assets were liquidated under a Chapter 7, the Debtors’ Estates would incur additional Chapter 7 expenses, including fees for a Chapter 7 trustee’s professionals and a commission to be paid to the trustee for every sale of assets, thereby reducing the funds available for distribution to the Debtors’ creditors.

To confirm the Plan, the Bankruptcy Court must find that all of the foregoing conditions are met. Thus, even if creditors accept the Plan by the requisite votes, the Bankruptcy Court must still make independent findings regarding the Plan’s feasibility, whether the Plan is in the best interests of the Debtors’ creditors, and whether the Plan is fair and equitable to non-voting classes before the Court may confirm the Plan.

The Bankruptcy Code contains provisions for the confirmation of a plan even if it is not accepted by all impaired classes, as long as at least one impaired class of claims (excluding insider votes) has accepted the plan. The requirements for confirmation of a plan despite the non-acceptance by one or more impaired classes of claims (a “cramdown”) are set forth in Section 1129(b) of the Bankruptcy Code.

Under the “cramdown” provisions, a Bankruptcy Court must confirm a plan despite the lack of acceptance by an impaired class or classes if a Bankruptcy Court finds that (a) the Plan does not discriminate unfairly with respect to any non-accepting impaired class, and (b) the Plan is “fair and equitable” with respect to any such non-accepting impaired class. A plan does not discriminate unfairly if, among other things, each dissenting class is treated substantially equally with respect to other classes of equal rank. The Plan must also satisfy the other requirements set forth in Section 1129(a) of the Bankruptcy Code.

The Bankruptcy Code establishes different “fair and equitable” tests for holders of secured and unsecured claims. In general, Section 1129(b) of the Bankruptcy Code permits confirmation notwithstanding non-acceptance by an impaired class if that class and all more junior classes are treated in accordance with the “absolute priority rule”, which requires that the dissenting class be paid in full before a junior class may receive anything under a plan.

In the event that the holders of claims in impaired classes do not accept a plan, the proponents of the plan may seek confirmation through the aforementioned “cramdown” provisions of the Bankruptcy Code. To do so, the proponents of the plan must demonstrate to the Bankruptcy Court: (a) if a holder of a secured claim rejects a plan, each holder of such claim receives or retains under the plan property of a value equal to the allowed amount of its secured claim; and/or (b) if the class of general unsecured claims rejects a plan, the holder of claims or interests that are junior to the claims of the holders of such general unsecured claims will not receive or retain any property under the plan.

XVII. Financial Information

Collective Exhibit D to this Disclosure Statement includes projections for the continued operations of the Elk Horn Assets. These projections are forward looking statements that have been prepared through the combined efforts of management, advisors to the Debtors, and the Committee’s financial advisors Benedetto, Gartland & Company, Inc. and Vulcan Capital Management, Inc. As with any projection, the ultimate financial performance of the reorganized Debtors is uncertain.

There is a variety of other financial information available for review. The Debtors have been filing monthly operating statements with the Bankruptcy Court since the Petition Date. Additionally, the Debtors filed Statements of Financial Affairs and Schedules of Assets and Liabilities with the Bankruptcy Court as required by the Bankruptcy Code. The foregoing financial information has not been included in this Disclosure Statement, but may be examined in the office of the Clerk of United States Bankruptcy Court in Nashville, Tennessee. Counsel for the Debtors, Harwell Howard Hyne Gabbert and Manner, P.C., whose address is 18th Floor, AmSouth Center, 315 Deaderick Street, Nashville, Tennessee 37238-1800, has compiled a depository of certain documents for review by interested parties. These documents include: (1) all schedules, the statement of affairs, and the statement of executory contracts, filed by the Debtors during the case; (2) all monthly reports filed by the Debtors during the case; (3) all Cash Collateral orders entered by the Court; (4) Debtors’ applications and orders entered by the Court in connection with their employment of certain professionals, including attorneys; (5) copies of all other pleadings filed in this case; (6) Debtor’s most recent audited annual financial statements and unaudited operating statements through the most recently completed month; (7) copies of any appraisals obtained by the Debtors; and (8) the Debtors’ United States income tax returns for 1995 through current return. These documents may be inspected at the office of Harwell Howard Hyne Gabbert and Manner, P.C. during normal business hours, and may be photocopied at a cost of twenty-five cents ($.25) per page. Persons desiring to inspect or copy these documents should contact Donna Binkley or Tammie Wills at said offices, telephone number (615) 256-0500. All financial information is taken from the Debtors’ original books of account and accounting reports which have been prepared and maintained by management.

XVIII. Uncertainty of Tax Consequences

The confirmation and execution of the Plan may have federal income tax consequences to holders of Claims or Interests. The Plan Proponents are offering no opinion as to the federal tax consequences to holders of Claims or Interests as a result of the confirmation of the Plan. All holders of Claims or Interests should satisfy themselves as to the federal tax consequences of approval and confirmation of the Plan by obtaining independent advice from their own tax advisors.

XIX. Conclusion

The Debtors, the Creditors’ Committee and the Lender Group believe that acceptance of the Plan is in the best interest of all creditors, including the unsecured creditors. The Plan Proponents submit that the Plan complies in all respects with Chapter 11 of the Bankruptcy Code. The Plan Proponents recommend to the holders of all Claims who are entitled to vote on the Plan that they vote to accept the Plan.

This the 12th day of August, 2003.

[Debtors’ Signature Page]

/s/ WILLIAM E. BECKNER
William E. Beckner
Chairman, President and CEO
Pen Holdings, Inc. and its related subsidiaries
5110 Maryland Way, Suite 300
Brentwood, TN 37027-7508
(615) 371-7300

Craig V. Gabbert, Jr.	Joel M. Walker
Barbara D. Holmes	Philip J. Uher
Harwell Howard Hyne Gabbert and	Buchanan Ingersoll, Professional Corporation
Manner, P.C.	One Oxford Centre, 20th Floor
315 Deaderick Street, Suite 1800	301 Grant Street
Nashville, Tennessee 37238	Pittsburgh, PA 15219
Telephone: (615) 256-0500	(412) 562-8800
Facsimile: (615) 251-1058	Co-counsel for the Debtors
Co-counsel for the Debtors

[Creditors’ Committee Signature Page]

and

/s/ THOMAS M. TRACY
Thomas M. Tracy
American Express
25616 AXP Financial Center
Minneapolis, MN 55474

Co-Chair of the Official Committee of Unsecured Creditors

Charles R. Gibbs	Randal S. Mashburn
Keith Miles Aurzada	Baker, Donelson, Bearman
Akin Gump Strauss Hauer & Feld LLP	Caldwell & Berkowitz
1700 Pacific Avenue, Suite 4100	211 Commerce Street, Suite 1000
Dallas, TX 75201	Nashville, TN 37201
Telephone (214) 969-2800	Telephone: (615) 726-5600
Facsimile (214) 969-4343	Facsimile: (615) 726-0464
Co-Counsel to the Official Committee of Unsecured Creditors	Co-Counsel to the Official Committee of Unsecured Creditors

[Lender Group Signature Page]

and

/s/ KEVIN GENDA
Kevin Genda
Senior Vice President/Chief Credit Officer
Ableco Ginance LLC, as Collateral Agent
for Foothill Capital Corporation and
Regiment Capital II, L.P.

William L. Norton III	Michael L. Cook
Boult Cummings Conners	James M. Peck
Berry PLC	David M. Hillman
414 Union Street, Suite 1600	Schulte Roth & Zabel LLP
Nashville, Tennessee 37219	919 Third Avenue
Telephone (615) 252-2397	New York, New York 10022
Facsimile (615) 252-2380	Telephone (212) 756-2150
Co-Counsel for Lender Group	Facsimile (212) 593-5955
Co-Counsel for Lender Group